Filed by AVROBIO, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Deemed filed pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934

Subject Company: Tectonic Therapeutic, Inc.

Commission File No.: 001-38537

Date: June 3, 2024

This filing relates to the proposed transaction pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of January 30, 2024, among AVROBIO, Inc., a Delaware corporation (“AVROBIO”), Alpine Merger Subsidiary, Inc., a Delaware corporation and a wholly-owned subsidiary of AVROBIO (“Merger Sub”), and Tectonic Therapeutic, Inc., a Delaware corporation (“Tectonic”), (the “Merger Agreement”), pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into Tectonic (the “Merger”), with Tectonic continuing after the Merger as the surviving corporation and a wholly-owned subsidiary of AVROBIO. The following relates to a press release dated June 3, 2024 announcing the appointment of Tectonic’s new Chief Financial Officer.

Appointment of Chief Financial Officer

On May 29, 2024, Tectonic entered into an offer letter with Daniel Lochner to serve as Chief Financial Officer of Tectonic effective June 3, 2024. Mr. Lochner and Christian Cortis will serve as Co-Chief Financial Officers of Tectonic from June 3, 2024 until the closing of the Merger, and Mr. Lochner will serve as Chief Financial Officer, principal financial officer and principal accounting officer of the combined company following the Merger (the “Combined Company”).

Mr. Lochner, age 42, served as Chief Financial Officer of Oyster Point Pharma, Inc. from July 2019 to April 2024. Previously, Mr. Lochner was a Managing Director within the Investment Management Division of Goldman Sachs, where he served as a lead equity portfolio manager and healthcare investor for various fund strategies. Mr. Lochner joined the Investment Management Division of Goldman Sachs in 2005 as an equity investor, a position he maintained during his tenure at the firm. Mr. Lochner received a B.A. in Economics from the University of Richmond and an Executive M.B.A. from Columbia University.

In connection with his appointment, Tectonic entered into an offer letter with Mr. Lochner that governs the terms of his employment with Tectonic and the Combined Company. The offer letter provides that Mr. Lochner will receive an initial annual base salary of $475,000 and will be eligible to receive an annual performance bonus with an initial target bonus percentage equal to 40% of his base salary. The offer letter also provides that, subject to the consummation of the Merger, the Combined Company will grant Mr. Lochner two equity awards consisting of (i) an option to purchase a number of shares of common stock equal to 0.80% of the Combined Company’s outstanding shares of common stock following the closing of the Merger, with a vesting schedule where 25% of the award will vest upon the first anniversary of June 1, 2024 and the remainder of the award will vest in 36 equal monthly installments as of the last calendar day of each month thereafter, subject to his continuous service with the Combined Company, and (ii) an option to purchase a number of shares of common stock equal to 0.10% of the Combined Company’s outstanding shares of common stock following the closing of the Merger, predicated on the following performance-based vesting schedule, in each case, subject to his continuous service with the Combined Company through each vesting date:

•	50% of the award will vest on June 1, 2026 if the Combined Company raises $100,000,000 by June 1, 2026 and has a minimum of a two year cash runway as of June 1, 2026 (i.e. until June 1, 2028), and

•

50% of the award will vest on June 1, 2028 if the Combined Company has a minimum of a two year cash runway as of June 1, 2028 (i.e. until June 1, 2030), in each case, as determined by the board of directors (or the Compensation Committee of the board of directors) in its sole discretion.

In addition, pursuant to the form of Severance Plan (the “Severance Plan”) that Tectonic intends to adopt following the closing of the Merger, in substantially the form filed with the Securities and Exchange Commission on April 15, 2024 as Exhibit 10.47 to AVROBIO’s Registration Statement on Form S-4/A, if Mr. Lochner’s employment is terminated without “cause” or he resigns for “good reason” (each, as defined in the Severance Plan) within 12 months following a change in control, he will be entitled to receive full vesting acceleration of any unvested equity awards.

Departure of Chief Operating Officer and Chief Financial Officer

At the closing of the Merger, Christian Cortis, Tectonic’s current Chief Operating Officer and Chief Financial Officer and Tectonic’s Co-Chief Financial Officer as of June 3, 2024, will step down from his role as Co-Chief Financial Officer of Tectonic. At the closing of the Merger, it is anticipated that Mr. Cortis will be appointed as Chief Operating Officer of the Combined Company. On July 5, 2024 (the “Separation Date”), Mr. Cortis will also end his employment at the Combined Company and his role as Chief Operating Officer of the Combined Company, transitioning into service as a consultant of the Combined Company until March 31, 2025 pursuant to the terms of a separation agreement and a consulting agreement that Tectonic expects to enter into with Mr. Cortis. The separation agreement will provide that Mr. Cortis receive nine months of severance pay at 100% of his current base salary and a one-time payment of $70,175.02 representing his pro-rated target annual bonus for 2024, payable 30 days after the Separation Date.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, express or implied statements regarding the structure, timing and completion of the Merger; the combined company’s listing on Nasdaq after the closing of the proposed Merger (the “Closing”); expectations regarding the ownership structure of the combined company; the anticipated timing of the Closing; the expected executive officers and directors of the combined company; expectations regarding the structure, timing and completion of private placement financings, including investment amounts from investors, timing of closing, expected proceeds and impact on ownership structure; each company’s and the combined company’s expected cash position at the Closing and cash runway of the combined company following the Merger and private financing; the future operations of the combined company, including commercialization activities, timing of launch, buildout of commercial infrastructure; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates of the combined company; the location of the combined company’s corporate headquarters; anticipated clinical drug development activities and related timelines; and other statements that are not historical fact. All statements other than statements of historical fact contained in this communication are forward-looking statements. These forward-looking statements are made as of the date they were first issued, and were based on the then-current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management. There can be no assurance that future developments affecting AVROBIO, Tectonic, the Merger or the private placement financings will be those that have been anticipated.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond AVROBIO’s control. AVROBIO’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to the risk that the conditions to the Closing are not satisfied. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the SEC, including the factors described in the section titled “Risk Factors” in AVROBIO’s Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on March 14, 2024, as well as the final prospectus on Form 424(b)(3) filed with the SEC on May 3, 2024, and in other filings that AVROBIO makes and will make with the SEC in connection with the proposed Merger. You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. AVROBIO expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. This communication does not purport to summarize all of the conditions, risks and other attributes of an investment in AVROBIO or Tectonic.

Participants in the Solicitation

AVROBIO, Tectonic and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed Merger. Information about the directors and executive officers of AVROBIO is set forth in its Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on March 14, 2024, and other documents that may be filed from time to time with the SEC. Additional information regarding the persons who may be deemed participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, have been included in the registration statement on Form S-4 (as amended, the “Form S-4”), which includes a proxy statement/prospectus and other relevant materials filed, or to be filed, with the SEC. You may obtain free copies of this document as described below.

Additional Information and Where to Find It

In connection with the proposed Merger, AVROBIO has filed relevant materials with the SEC, including the Form S-4, which has been declared effective by the SEC and of which the proxy statement/prospectus forms a part. This communication is not a substitute for the Form S-4, the proxy statement/prospectus or for any other document that AVROBIO may file with the SEC and/or send to AVROBIO’s stockholders in connection with the proposed Merger. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF AVROBIO ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AVROBIO, THE PROPOSED MERGER AND RELATED MATTERS. Investors and security holders may obtain free copies of the Form S-4, the proxy statement/prospectus and other documents filed by AVROBIO with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed by AVROBIO with the SEC are also available free of charge on AVROBIO’s website at www.avrobio.com.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities nor a solicitation of any vote or approval with respect to the proposed transaction or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.